SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

           Entergy International Holdings Limited
                      639 Loyola Avenue
                New Orleans, Louisiana 70113

     This certificate is notice that Entergy International Holdings Limited, a Delaware Limited Liability Company (the "Company") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             Promissory note issued by the
             Company pursuant to the terms of a
             Credit Agreement between Entergy
             Power Marketing Corp. ("EPMC") and
             Entergy International Holdings
             Limited ("EIHL"), which Credit
             Agreement  (and related Note) were
             entered on September 15, 2000 (the
             "Credit Agreement").

      2.     Issue, renewal or guaranty:
             Issuance

      3.     Principal amount of each security:
             Not to exceed $26,000,000 at any
             time outstanding.

      4.     Rate of interest per annum of each
             security:
             EPMC's effective cost of capital, as
             defined under Rule 52(b) under the
             Public Utility Holding Company Act
             of 1935, as determined from time to
             time by EPMC and notified to the
             Company, in each case, computed on
             the basis if a 365 day year for the
             actual number of days (including the
             first day, but excluding the last)
             occurring in the period such
             interest is payable.

      5.     Date of issue, renewal or guaranty
             of each security:
             Subject to the terms of the Credit
             Agreement, the Company may request
             advances from time to time up to the
             amount available under the Credit
             Agreement.  As of the date of this
             Certificate, funds in the amount of
             $26,000,000 were advanced by EPMC,
             to the Company on September 15,
             2000.

      6.     If renewal of security, give date of
             original issue:
             Not applicable

      7.     Date of maturity of each security:
             Each advance shall mature at such
             time as provided in the Credit
             Agreement or the promissory note,
             but in any event not later than
             September 15, 2001.

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             Entergy Power Marketing Corp.

      9.     Collateral given with each security,
             if any:
             Not applicable

     10.     Consideration received for each
             security:
             The full principal amount of each
             advance.

     11.     Application of proceeds of each
             security:
             To be used by the Company for any
             lawful business purposes, including
             to meet its expenses, or to make
             loans, equity investments or
             distributions to affiliated
             businesses.

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of:

             a.   the provisions contained in the
             first sentence of Section 6 (b):
             b.   the provisions contained in the
             fourth sentence of Section 6
             (b):
             c.   the provisions contained in any
             rule of the Commission other than
             Rule U-48:   X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52(b).



                            ENTERGY INTERNATIONAL HOLDINGS
                            LIMITED

                            BY:   /s/ Steven C. McNeal
                                    Steven C. McNeal
                              Vice President and Treasurer

Date: September 26, 2000